Comdisco, Inc. and Subsidiaries                                       Exhibit 12


COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)


                                                                                  Six months ended
                                                                                        March 31   For the years ended September 30,
                                                                                      -----------  ---------------------------------
                                                                                      1996   1995   1995   1994   1993   1992   1991
                                                                                      ----   ----   ----   ----   ----   ----   ----
Fixed charges
  Interest expense<F1> ............................................................  $ 132  $ 140  $ 278  $ 266  $ 295  $ 355  $ 371

  Approximate portion of
    rental expense representative
    of an interest factor .........................................................      5      5     11     13     22     29     37
                                                                                      ----   ----   ----   ----   ----   ----   ----
  Fixed charges ...................................................................    137    145    289    279    317    384    408

Earnings from continuing operations
  before income taxes and
  extraordinary item, and cumulative
   effect of change in accounting principle,
   net of preferred stock dividends ...............................................     85     78    160     80    137     34    136
                                                                                      ----   ----   ----   ----   ----   ----   ----
Earnings from continuing  operations  before income taxes,  extraordinary  item, cumulative effect of change in accounting principle, net of preferred stock dividend ........................................................  $ 222  $ 223  $ 449  $ 359  $ 454  $ 418  $ 544
                                                                                     =====  =====  =====  =====  =====  =====  =====

Ratio of earnings to fixed charges ................................................   1.62   1.54   1.55   1.29   1.43   1.09   1.33
                                                                                     =====  =====  =====  =====  =====  =====  =====
Rental expense:
  Equipment subleases .............................................................  $  10  $  12  $  22  $  30  $  57  $  77  $ 103
  Office space, furniture, etc ....................................................      4      4     10      8      8     10      9
                                                                                      ----   ----   ----   ----   ----   ----   ----
     Total ........................................................................  $  14  $  16  $  32  $  38  $  65  $  87  $ 112
                                                                                     =====  =====  =====  =====  =====  =====  =====

     1/3 of rental expense ........................................................  $   5  $   5  $  11  $  13  $  22  $  29  $  37
                                                                                     =====  =====  =====  =====  =====  =====  =====


<F1> Includes  interest expense incurred by disaster recovery services and included in disaster recovery services expenses on the statements of earnings.

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